RUBICON MINERALS CORPORATION

SUBSCRIPTION AGREEMENT

(UNITS)

THE SECURITIES BEING OFFERED FOR SALE MAY ONLY BE
PURCHASED BY RESIDENTS OF THE PROVINCES OF BRITISH COLUMBIA, ALBERTA, AND ONTARIO AND OFF-SHORE RESIDENTS AND RESIDENTS OF THE UNITED STATES OF AMERICA IN EACH CASE PURSUANT TO AVAILABLE EXEMPTIONS UNDER
APPLICABLE SECURITIES LEGISLATION

INSTRUCTIONS

All Subscribers:

1. Complete and sign the Execution Pages of the Subscription Agreement.

2. Complete and sign schedule B attached to the Subscription Agreement.

Canadian Subscribers only:

Also complete and sign schedule C attached to the Subscription Agreement, if applicable, and, if you are, or your disclosed principal is, an "accredited investor", appendix A attached thereto (this schedule does not have to be completed and signed by subscribers who are not Canadian or subscribers purchasing for at least $150,000).

U.S. Subscribers only:

Also complete and sign schedule D attached to the Subscription Agreement.

Delivery of Subscription Agreement

A completed and originally executed copy of, and the other documents required to be delivered with, this subscription agreement must be delivered, by no later than 6:00 p.m. (Vancouver time) on March 9, 2007, to McEwen Capital Corporation at 3rd Floor, 99 George Street, Toronto, Ontario, Canada, M5A 2N4, Attention: Ian J. Ball (Tel: 647-258-0395, Fax: 647-258-0408).

Payment Instructions (please initial or place a check-mark beside the appropriate payment option):

Payment of the purchase price must be made in Canadian dollars as follows:

(a)	by certified cheque or bank draft payable to “Fraser Milner Casgrain LLP, in trust” or by wire transfer in Canadian funds to Fraser Milner Casgrain LLP, in trust, at:

Bank:	Bank of Montreal, International Banking H.O., Montreal, Quebec
Bank #:	001
Swift #:	BOFMCAM2
Account #:	00021000309
Beneficiary:	Fraser Milner Casgrain Trust
Reference:	Rubicon Minerals Corporation - (Your Name)

and must be received by Fraser Milner Casgrain LLP by no later than March 9, 2007.

__________________________________________

Rubicon - Sub Agt Dft#4.DOC

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SUBSCRIPTION AGREEMENT

TO: Purchasers of Units

of Rubicon Minerals Corporation

Dear Sirs/Mesdames:

Re: Sale of Units

This subscription agreement is to confirm your agreement to purchase from Rubicon Minerals Corporation (the "Corporation"), subject to the terms and conditions set forth herein, that number of Units (as hereinafter defined) set out above your name on the execution pages hereof (the "Purchased Securities") at the price of $0.70 per Unit (the "Purchase Price"). Each Unit is comprised of one Unit Share (as hereinafter defined) and one-half of one transferable warrant of the Corporation, each whole Warrant (as hereinafter defined) being exercisable to acquire one Warrant Share (as hereinafter defined) at an exercise price of $1.50 for a period of 24 months after the Closing Date (as hereinafter defined).

The Purchased Securities form part of a larger sale of an aggregate of up to 21,428,572 Units of the Corporation and acquisitions by the Corporation of mineral properties in Alaska from Evanchan Limited (“Evanchan”) and in Nevada from Lexam Explorations Inc. (“Lexam”), all of which are the subject of a letter agreement dated February 24, 2007 (the “Letter Agreement”) among the Corporation, Evanchan, Lexam, and McEwen Capital Corporation (“McEwen Capital”). A term sheet with respect to the offering of the Offered Securities is attached hereto as schedule A.

1.	Definitions

(a)	Definitions: In this Agreement, unless the context otherwise requires:

(i)	"1933 Act" means the United States Securities Act of 1933, as amended;

(ii)	"Agreement" means this subscription agreement as the same may be amended, supplemented or restated from time to time;

(iii)	"Business Day" means a day on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and the City of Vancouver, British Columbia;

(iv)	"Closing" means the closing of the purchase and sale of the Offered Securities;

(v)	"Closing Date" means May 11, 2007 or such other date as the Corporation and the Subscriber may mutually agree upon;

(vi)	"Common Shares" means the common shares of the Corporation as constituted on the date hereof;

(vii)	"Corporation" means Rubicon Minerals Corporation, a corporation existing under the Business Corporations Act (British Columbia) and includes any successor corporation thereto;

(viii)	"Dollar" or "$" means a dollar of lawful money of Canada;

(ix)	"Information" means all information regarding the Corporation which has been publicly filed by the Corporation on the System for Electronic Document

(x)
Analysis or Retrieval in Canada or the Electronic Data Gathering, Analysis, and Retrieval system in the United States, together with all information prepared by the Corporation and provided to the Subscriber or to potential purchasers of the Offered Securities, if any, and includes but is not limited to, all press releases, material change reports and financial statements of the Corporation;

(xi)	"NI 45-106" means National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(xii)	"Offered Securities" means up to 21,428,572 Units of the Corporation offered for sale by the Corporation;

(xiii)	"Offering" means the offering of the Offered Securities on a private placement basis;

(xiv)
"Offering Jurisdictions" means the Provinces of British Columbia, Alberta, Manitoba and Ontario, the United States and the states and territories thereof and such other provinces and territories of Canada and such other jurisdictions where the Offered Securities are offered to prospective purchasers, as the context permits or requires, collectively;

(xv)
"Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

(xvi)	“Property Acquisitions” means acquisitions by the Corporation of mineral properties in the State of Alaska from Evanchan Limited and in the State of Nevada from Lexam Explorations Inc.;

(xvii)	"Purchase Price" means $0.70 per Offered Security;

(xviii)	"Purchased Securities" means the Offered Securities purchased by the Subscriber;

(xix)	"Regulation D" means Regulation D under the 1933 Act;

(xx)	"Regulation S" means Regulation S under the 1933 Act;

(xxi)	"Reporting Provinces" means the Provinces of British Columbia, Alberta, Ontario and Quebec collectively;

(xxii)
"Securities Laws" means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the applicable securities regulatory authority or applicable securities regulatory authorities of, the applicable jurisdiction or jurisdictions collectively;

(xxiii)	"Stock Exchanges" means the Toronto Stock Exchange and the American Stock Exchange collectively;

(xxiv)	"Subject Shares" means the Unit Shares and the Warrant Shares collectively;

(xxv)	"Subscriber" means the Person purchasing the Purchased Securities and whose name appears on the first execution page hereof and who has signed this Agreement or, if

(xxvi)
the Person whose name appears on the first execution page hereof has signed this Agreement as agent for, or on behalf of, a beneficial purchaser and is not a trust company, trust corporation or portfolio manager deemed to be purchasing the Purchased Securities as principal under NI 45-106, the Person who is the beneficial purchaser of the Purchased Securities as disclosed on the execution pages hereof;

(xxvii)	"Subsidiaries" means 0691403 B.C. Ltd. and 1304850 Ontario Inc. and “Subsidiary” means any one of them;

(xxviii)	"United States" means the United States as that term is defined in Regulation S;

(xxix)	"U.S. Accredited Investor" means an accredited investor as defined in Rule 501(a) of Regulation D;

(xxx)	"U.S. Person" means a U.S. Person as that term is defined in Regulation S;

(xxxi)	"Units" means the units of the Corporation being offered for sale by the Corporation, each Unit being comprised of one Common Share and one-half of one Warrant;

(xxxii)	"Unit Shares" means the Common Shares comprising part of the Units;

(xxxiii)	"Warrant Certificates" means the certificates representing the Warrants;

(xxxiv)	"Warrant Shares" means the Common Shares issuable upon the exercise of the Warrants; and

(xxxv)
"Warrants" means the transferable warrants of the Corporation comprising part of the Units, each whole Warrant entitling the holder thereof to acquire one Warrant Share at any time from the date of issue of the Warrants until 4:00 p.m. (Vancouver time) on the date which is 24 months after the Closing Date, at an exercise price of $1.50 per Warrant Share, subject to adjustment.

2.	Conditions of Purchase

In connection with your purchase of the Purchased Securities, the following documents are attached hereto which you are requested to complete and sign as indicated and return together with an executed copy of this Agreement as soon as possible and in any event no later than 6:00 p.m. (Vancouver time) on March 16, 2007:

(a)	schedule B, with respect to registration and delivery instructions;

(b)
if you are, or, if applicable, the beneficial purchaser for whom you are contracting hereunder is, a resident of, or otherwise subject to the Securities Laws of, the Province of British Columbia, Alberta, Manitoba or Ontario, schedule C, being, among other things, the British Columbia, Alberta, Manitoba or Ontario "accredited investor" certification, as applicable.

(c)	if you are, or, if applicable, the beneficial purchaser for whom you are contracting hereunder is, a U.S. Person, schedule D, being the U.S. Accredited Investor certification.

The obligation of the Corporation to sell the Purchased Securities to the Subscriber is subject to, among other things, the conditions that:

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you execute and return all documents required by the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchanges for delivery on your behalf, including the forms set out in schedules B to D attached hereto, as applicable, to the Corporation as the sale of the Purchased Securities by the Corporation to the Subscriber will not be qualified by a prospectus;

(d)
the representations and warranties made by you and, if applicable, any beneficial purchaser for whom you are contracting hereunder (including representations and warranties made in any schedule attached hereto, as applicable), herein are true and correct when made and are true and correct on the Closing Date with the same force and effect as if they had been made on and as of such date;

(e)
all covenants, agreements and conditions contained in this Agreement to be performed by you and, if applicable, any beneficial purchaser for whom you are contracting hereunder, on or prior to the Closing Date shall have been performed or complied with in all material respects;

(f)	the conditions precedent set out in the Letter Agreement being satisfied, namely:

(i)	each of the parties to the Letter Agreement are satisfied with due diligence results obtained in connection with the Offering and the Property Acquisitions;

(ii)
a definitive agreement in respect of the Property Acquisitions being entered into among the Corporation, Evanchan, Lexam and McEwen Capital on or before March 31, 2007 or such other date as may be mutually agreed among the parties to the Letter Agreement;

(iii)
the Offering, the Property Acquisitions and any other matters required pursuant to the Securities Laws on the policies of the Stock Exchange are approved by the directors and the shareholders of the Corporation;

(iv)
if required, the shareholders of the Corporation having approved the waiver of the shareholder rights plan of the Corporation so as to permit the completion of the Property Acquisitions and the Offering;

(v)	the sale to the Corporation of the Nevada mineral property is approved by the directors of Lexam and, if required, the shareholders of Lexam; and

(vi)	regulatory approvals are obtained as required for the Offering, the Property Acquisitions and all related matters.

(g)	all necessary regulatory approvals being obtained prior to the Closing Date.

By returning this Agreement you consent and, if applicable, any beneficial purchaser for whom you are contracting hereunder consents, to the filing by the Corporation of all documents and personal information concerning the Subscriber provided in this Agreement required by the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchanges.

If you are not subscribing for the Purchased Securities for your own account and you are not a trust company, trust corporation or portfolio manager deemed to be purchasing as principal under NI 45-106, each beneficial purchaser for whom you are contracting hereunder must be purchasing the Purchased Securities as principal and (unless you are an authorized agent with power to sign on behalf of the beneficial purchaser and such beneficial purchaser is disclosed on the second execution page hereof) must execute all documents required by

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the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchanges with respect to the Purchased Securities being acquired by each such beneficial purchaser as principal. If you are signing this Agreement as agent or pursuant to a power of attorney for the Subscriber, you represent and warrant that you have authority to bind the Subscriber.

You agree, and you agree to cause any beneficial purchaser for whom you are contracting hereunder, to comply with all Securities Laws of the Offering Jurisdictions and with the policies of the Stock Exchanges concerning the purchase of, the holding of, and the resale restrictions applicable to, the Purchased Securities.

You acknowledge and, if applicable, any beneficial purchaser for whom you are contracting hereunder acknowledges, that the Corporation has the right to close the subscription books at any time without notice and to accept or reject any subscription in its sole discretion.

3.	The Closing

Delivery and payment for the Purchased Securities will be completed at the closing of the purchase and sale of the Offered Securities at the offices of Davis & Company LLP, Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada at 8:00 a.m., Vancouver time, on the Closing Date.

Payment of the Purchase Price must be made in Canadian dollars by certified cheque or bank draft payable to “Fraser Milner Casgrain LLP, in trust” or by wire transfer in Canadian funds to Fraser Milner Casgrain LLP, in trust, at:

Bank:	Bank of Montreal, International Banking H.O., Montreal, Quebec
Bank #:	001
Swift #:	BOFMCAM2
Account #:	00021000309
Beneficiary:	Fraser Milner Casgrain Trust
Reference:	Rubicon Minerals Corporation - (Your Name)

and must be received by Fraser Milner Casgrain LLP by no later than March 9, 2007.

You hereby authorize Fraser Milner Casgrain LLP to release the Purchase Price for the Purchased Securities to the Corporation at the Closing. If the Closing is not completed, the amount of the Purchase Price for the Purchased Securities, together with any interest accrued thereon, will be returned to you by regular mail within five Business Days after receipt by Fraser Milner Casgrain LLP of written confirmation from the Corporation that the Closing will not be completed.

4.	Prospectus Exemptions

The sale of the Purchased Securities by the Corporation to the Subscriber is conditional upon such sale being exempt from the requirements as to the filing of a prospectus and as to the preparation of an offering memorandum or similar document contained in any statute, regulation, instrument, rule or policy applicable to the sale of the Purchased Securities or upon the issue of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum or similar document.

You acknowledge and agree that:

(a)
you, and, if applicable, others for whom you are contracting hereunder, have been independently advised as to or are aware of the restrictions with respect to trading in, and the restricted period or statutory hold period applicable to, the Unit Shares, the Warrants and the

(b)
Warrant Shares imposed by the Securities Laws of the jurisdiction in which you reside or to which you are subject and by the policies of the Stock Exchanges, that a suitable legend or legends will be placed on the certificates representing the Unit Shares, the Warrants and, if necessary, the Warrant Shares to reflect the applicable restricted period and statutory hold period to which the Unit Shares, the Warrants and, if applicable, the Warrant Shares are subject;

(c)
you, and, if applicable, others for whom you are contracting hereunder, have not received or been provided with a prospectus, offering memorandum (within the meaning of the Securities Laws of the Offering Jurisdictions) or any document purporting to describe the business and affairs of the Corporation which has been prepared for review by prospective purchasers to assist in making an investment decision in respect of the Offered Securities; and that your decision, or, if applicable, the decision of others for whom you are contracting hereunder, to enter into this Agreement and to purchase the Purchased Securities from the Corporation is based entirely upon publicly available Information concerning the Corporation (other than the representations and warranties made by the Corporation in this Agreement), and not upon any other verbal or written representation as to fact or otherwise made by or on behalf of the Corporation;

(d)
there are risks associated with the purchase of the Purchased Securities, including the risk factors described on pages 14 to 18 inclusive of the annual report of the Corporation on Form 20-F filed with the Securities and Exchange Commission of the United States on April 3, 2006;

(e)
the Subscriber is solely responsible for obtaining such tax, investment, legal and other professional advice as it considers appropriate in connection with the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder (including the resale and transfer restrictions referred to herein), and, without limiting the generality of the foregoing, the Corporation's counsel are acting solely as counsel to the Corporation and not as counsel to the Subscriber;

(f)	as a consequence of the sale being exempt from the prospectus requirements of the Securities Laws of the Offering Jurisdictions

(i)
certain protections, rights and remedies provided by the Securities Laws of the Offering Jurisdictions, including statutory rights of rescission and certain statutory remedies against an issuer, underwriters, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to you, or, if applicable, others for whom you are contracting hereunder,

(ii)	the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement,

(iii)
you, or, if applicable, others for whom you are contracting hereunder, may not receive information that would otherwise be required to be given under the Securities Laws of the Offering Jurisdictions, and

(iv)	the Corporation is relieved from certain obligations that would otherwise apply under the Securities Laws of the Offering Jurisdictions; and

(g)	no Person has made any written or oral representation

(h)	that any Person will resell or repurchase the Purchased Securities,

(i)	that any Person will refund the Purchase Price; or

(ii)	as to the future price or value of the Common Shares.

By your acceptance of this Agreement, you, and, if applicable, any others for whom you are contracting hereunder represent and warrant to the Corporation (which representations and warranties shall be true and correct both as of the date of execution of this Agreement and as of the Closing Date and shall survive the Closing) that:

A.	General:

(a)
You are and any beneficial purchaser for whom you are contracting hereunder is resident, or if not an individual, has the head office, in the jurisdiction set out under the heading "residential address, including postal code" above your signature or under the heading "residential address of beneficial purchaser" below your signature, as applicable, set forth on the execution pages of this Agreement which address is your residence or place of business, or the residence or place of business of any beneficial purchaser for whom you are contracting hereunder, as applicable, and such address was not obtained or used solely for the purpose of acquiring the Purchased Securities.

(b)
If you are an individual, you have attained the age of majority in the jurisdiction in which you are resident and have the legal capacity and competence to enter into and be bound by this Agreement and to perform the covenants and obligations herein.

(c)
If you are not an individual (i) you have the legal capacity to authorize, execute and deliver this Agreement, and (ii) the individual signing this Agreement has been duly authorized to execute and deliver this Agreement.

(d)
You are and any beneficial purchaser for whom you are contracting hereunder is at arm's-length, within the meaning of the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchanges, with the Corporation.

(e)
Legal counsel retained by the Corporation is acting as counsel to the Corporation and not as counsel to the Subscriber and the Subscriber may not rely upon such counsel in any respect. The Subscriber should obtain independent legal advice with respect to the investment in the Purchased Securities.

(f)
If you are, and, if applicable, any beneficial purchaser for whom you are contracting hereunder is, a resident of a province or territory of Canada and cannot otherwise satisfy any of the requirements set forth in this section 4, you are, or, if applicable, any beneficial purchaser for whom you are contracting hereunder is, acquiring the Purchased Securities pursuant to and in compliance with an exemption from the prospectus requirements of the Securities Laws of the jurisdiction of residence and will provide the Corporation, on request, whether before or after the Closing Date, with evidence of such compliance.

(g)
If you are, or, if applicable, any beneficial purchaser for whom you are contracting hereunder is, a resident of a jurisdiction other than a jurisdiction in Canada or the United States, you, and, if applicable, any beneficial purchaser for whom you are contracting hereunder (i) have knowledge of or have been independently advised as to and will comply with the requirements of all the Securities Laws of the jurisdiction of your residence or the residence of any beneficial purchaser for whom you are contracting hereunder, as the case may be, (ii)

(h)
confirm that the requirements of the Securities Laws in the jurisdiction of your residence or the residence of any beneficial purchaser for whom you are contracting hereunder, as the case may be, does not (A) require the Corporation to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind or nature whatsoever, and (B) require the Corporation to prepare and file a prospectus or similar document or to register the Common Shares, and (iii) will provide such evidence of compliance with all such matters as the Corporation may request.

(i)
You are, and, if applicable, any beneficial purchaser for whom you are contracting hereunder is capable of assessing the proposed investment in the Purchased Securities as a result of financial or investment experience or as a result of advice received from a registered person other than the Corporation or an affiliate thereof and you are or, if applicable, any beneficial purchaser for whom you are contracting hereunder is, as the case may be, able to bear the economic loss of the investment in the Purchased Securities.

(j)
Unless you have, or, if applicable, any beneficial purchaser for whom you are contracting hereunder has, made the representations set forth below in subsection 4C hereof (United States) and have completed schedule D attached hereto:

(i)	you are not a U.S. Person and you are not acquiring the Purchased Securities on behalf of any U.S. Person or Person in the United States;

(ii)	the Purchased Securities were not offered in the United States; and

(iii)
at the time the buy order for the Purchased Securities was originated, you were, and, if applicable, any beneficial purchaser for whom you are contracting hereunder was, outside the United States and this Agreement was not executed or delivered in the United States.

(k)	The Purchased Securities to be issued hereunder are not being purchased with knowledge of any material fact about the Corporation that has not been generally disclosed.

(l)	You acknowledge and, if applicable, any beneficial purchaser for whom you are contracting hereunder acknowledges, that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Offered Securities,

(ii)	there is no government or other insurance covering the Offered Securities,

(iii)	there are risks associated with the purchase of the Purchased Securities,

(iv)
there are restrictions on the ability of the Subscriber to resell the Purchased Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling any Purchased Securities, and

(v)
the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the

(vi)	Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Subscriber.

(m)
This Agreement has been duly executed and delivered and, when accepted by the Corporation, will constitute a legal, valid and binding obligation enforceable against you and, if you are signing this Agreement on behalf of a beneficial purchaser, also against such beneficial purchaser, in each case in accordance with the terms hereof.

(n)
If you are contracting hereunder as trustee or agent (including, for greater certainty, a portfolio manager or comparable adviser) for one or more beneficial purchasers, you are authorized to execute and deliver this Agreement and all other necessary documentation in connection with the subscription made on behalf of such beneficial purchaser or beneficial purchasers and this Agreement has been authorized, executed and delivered on behalf of such beneficial purchaser or beneficial purchasers, and you acknowledge that the Corporation may be required by law to disclose the identity of each beneficial purchaser for whom you are contracting hereunder.

(o)
The execution and delivery of this Agreement, the performance and compliance with the terms hereof, the purchase of the Purchased Securities and the completion of the transactions described herein by you will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would, if you are not or any beneficial purchaser for whom you are contracting hereunder is not an individual, constitute a material default under any term or provision of your constating documents, by-laws or resolutions or the constating documents, by-laws or resolutions of any beneficial purchaser for whom you are contracting hereunder, as the case may be, the Securities Laws or any other laws applicable to you or any beneficial purchaser for whom you are contracting hereunder, any agreement to which you are or any beneficial purchaser for whom you are contracting hereunder is a party, or any judgment, decree, order, statute, rule or regulation applicable to you or any beneficial purchaser for whom you are contracting hereunder.

(p)
The funds representing the aggregate Purchase Price in respect of the Purchased Securities which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (for the purposes of this paragraph the "PCMLTFA") and you acknowledge that the Corporation may in the future be required by law to disclose the name of the Subscriber and other information relating to this Subscription Agreement and the subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of your knowledge (a) none of the subscription funds provided by the Subscriber (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to you and, (b) you will promptly notify the Corporation if you discover that any of such representations cease to be true, and to provide the Corporation with appropriate information in connection therewith.

(q)
You, on your own behalf and, if applicable, on behalf of each beneficial purchaser for whom you are contracting hereunder, acknowledge and consent to the fact that the Corporation is collecting your personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time), and, if applicable, that of each beneficial purchaser for whom you are contracting hereunder, for the purpose of completing this Agreement. You, on your own behalf and, if applicable, on behalf of each

(r)
beneficial purchaser for whom you are contracting hereunder, acknowledge and consent to the Corporation retaining such personal information for as long as permitted or required by law or business practices. You, on your own behalf and, if applicable, on behalf of each beneficial purchaser for whom you are contracting hereunder, further acknowledge and consent to the fact that the Corporation may be required by the Securities Laws of the Offering Jurisdictions, the rules and policies of any stock exchange or the rules of the Investment Dealers Association of Canada to provide regulatory authorities with any personal information provided under this Agreement. You represent and warrant, as applicable, that you have the authority to provide the consents and acknowledgements set out in this paragraph on behalf of each beneficial purchaser for whom you are contracting hereunder. In addition to the foregoing, you agree and acknowledge that the Corporation, as the case may be, may use and disclose your personal information, or that of each beneficial purchaser for whom you are contracting hereunder, as follows:

(i)	for internal use with respect to managing the relationships between and contractual obligations of the Corporation, and you or any beneficial purchaser for whom you are contracting hereunder;

(ii)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(iii)	for disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(iv)
for disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(v)	for disclosure to professional advisers of the Corporation in connection with the performance of their professional services;

(vi)	for disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with your prior written consent;

(vii)	for disclosure to a court determining the rights of the parties under this Agreement; or

(viii)	for use and disclosure as otherwise required or permitted by law.

(s)
If you are, or the beneficial purchaser for whom you are contracting hereunder is, a resident of the Province of Ontario, you authorize the indirect collection of personal information (as defined in the Securities Laws of the Province of Ontario) by the Ontario Securities Commission and confirm that you have been notified by the Corporation:

(i)	that the Corporation will be delivering such personal information to the Ontario Securities Commission;

(ii)	that such personal information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in the Securities Laws of the Province of Ontario;

(iii)	that such personal information is being collected for the purpose of the administration and enforcement of the Securities Laws of the Province of Ontario; and

(iv)
that the title, business address and business telephone number of the public official in the Province of Ontario who can answer questions about the Ontario Securities Commission's indirect collection of personal information is as follows:

Administrative Assistant to the Director of Corporate Finance
Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, Ontario M5H 2S8
Telephone: 416-593-8086

(t)
You understand and agree that the Warrants may not be exercised in the United States or by, or on behalf of, a U.S. Person unless the Corporation has been provided with an opinion of counsel to the effect that the exercise of the Warrants by the holder is not subject to registration under the U.S. Securities Act or the securities laws of any state of the United States; provided, however, that a person that purchased Warrants directly from the Corporation and made the representations set forth in subsection 4C hereof (United States) and has completed schedule D attached hereto, and is exercising such Warrants for the person’s own account when such person and any such beneficial purchaser remains a U.S. Accredited Investor, need not provide an opinion of counsel unless requested by the Corporation.

B.
Canadian Purchasers: If you are resident in, or are otherwise subject to the Securities Laws of, the Province of British Columbia, Alberta, Manitoba or Ontario, then one or more of paragraphs 4(a), 4B(b), 4B(c), 4B(d) or 4B(e) applies to you:

(a)	Accredited Investors (applicable to all Canadian Purchasers):

(i)	you are either purchasing the Purchased Securities:

A.
as principal and not for the benefit of any other Person, or you are deemed under NI 45-106 to be purchasing the Purchased Securities as principal and you are an "accredited investor" within the meaning of NI 45-106; or

B.
as agent for a beneficial purchaser disclosed on the execution pages of this Agreement, and you are an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Purchased Securities on behalf of such disclosed beneficial purchaser and such disclosed beneficial purchaser for whom you are contracting hereunder is purchasing as principal and not for the benefit of any other Person, or is deemed under NI 45-106 to be purchasing the Purchased Securities as principal and such disclosed beneficial purchaser is an "accredited investor" within the meaning of NI 45-106;

(ii)
if you are, or the beneficial purchaser for whom you are contracting hereunder is, as the case may be, a Person, other than an individual or investment fund, that has net assets of at least $5,000,000, you were not, or the beneficial purchaser for whom you are contracting hereunder was not, as the case may be, created or used solely to purchase or hold securities as an accredited investor; and

(iii)	you have concurrently executed and delivered a certificate in the form attached as schedule C hereto.

(b)	Minimum Amount Investment (applicable to all Canadian Purchasers):

(i)	you are either purchasing the Purchased Securities:

A.	as principal and not for the benefit of any other Person and your aggregate acquisition cost, payable by you in cash at the Closing, for the Purchased Securities is not less than $150,000; or

B.
as agent for a beneficial purchaser disclosed on the second execution page of this Agreement, and you are an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Purchased Securities on behalf of such disclosed beneficial purchaser and such disclosed beneficial purchaser for whom you are contracting hereunder is purchasing as principal and not for the benefit of any other Person and the aggregate acquisition cost of such disclosed beneficial purchaser, payable by such disclosed beneficial purchaser in cash at the Closing, for the Purchased Securities is not less than $150,000; and

(ii)
you were not, or the beneficial purchaser for whom you are contracting hereunder was not, as the case may be, created or used solely to purchase or hold securities in reliance on this exemption from the prospectus requirement.

(c)	Affiliates (applicable to all Canadian Purchasers):

(i)	you are either purchasing the Purchased Securities:

A.	as principal and not for the benefit of any other Person and you are an "affiliate" within the meaning of NI 45-106 of the Corporation; or

B.
as agent for a beneficial purchaser disclosed on the execution pages of this Agreement, and you are an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Purchased Securities on behalf of such disclosed beneficial purchaser and such disclosed beneficial purchaser for whom you are contracting hereunder is purchasing as principal and not for the benefit of any other Person and is an "affiliate" within the meaning of NI 45-106 of the Corporation; and

(ii)	you have concurrently executed and delivered a certificate in the form attached as schedule C attached hereto.

(d)	Family, Friends and Business Associates (applicable to all Canadian Purchasers other than Ontario):

(i)
You are purchasing the Purchased Securities as principal and not for the benefit of any other Person and no other Person will have a beneficial interest in the Purchased Securities and you are one or more of:

A.	a "director", "executive officer" or "control person" of the Corporation, or of an "affiliate" of the Corporation (as such terms are defined in NI 45-106);

B.
a "spouse" (within the meaning of NI 45-106), parent, grandparent, brother, sister or child of a "director", "executive officer" or "control person" (as such terms are defined in NI 45-106) of the Corporation, or of an affiliate of the Corporation;

C.	a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

D.
a close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

E.
a close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

F.	a "founder" (within the meaning NI 45-106) of the Corporation or a spouse, parent, grandparent, brother, sister or child of a founder of the Corporation;

G.
a close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) or close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a founder of the Corporation;

H.	a parent, grandparent, brother, sister or child of the spouse of a founder of the Corporation;

I.	a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in clauses 4B(d)(i)(A) to 4B(d)(i)(H) above; or

J.	a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons or companies described in clauses 4B(d)(i)(A) to 4B(d)(i)(H) above; and

(ii)	you have concurrently executed and delivered a certificate in the form attached as schedule C attached hereto.

(e)	Founder, Control Person and Family (applicable only in Ontario):

(i)
You are purchasing the Purchased Securities as principal and not for the benefit of any other Person and no other Person will have a beneficial interest in the Purchased Securities and you are one or more of:

A.	a "founder" (within the meaning of NI 45-106) of the Corporation;

B.	an "affiliate" (within the meaning of NI 45-106) of a founder of the Corporation;

C.
a "spouse" (within the meaning of NI 45-106), parent, brother, sister, grandparent or child of a "director", "executive officer" or "founder" (as such terms are defined in NI 45-106) of the Corporation; or

D.	a "person" that is a "control person" (as such terms are defined in NI 45-106) of the Corporation; and

(ii)	you have concurrently executed and delivered a certificate in the form attached as schedule C attached hereto.

C.
United States: If you are a U.S. Person, are in the United States or are purchasing the Purchased Securities for the account or for the benefit of a U.S. Person or a Person in the United States or are otherwise subject to the Securities Laws of the United States, then:

(a)
You understand, recognize and acknowledge that the Subject Shares and the Warrants have not and will not be registered under the 1933 Act or the Securities Laws of any state of the United States in which you are resident and that the sale contemplated hereby is being made in reliance on a private placement exemption to U.S. Accredited Investors pursuant to Rule 506 of Regulation D.

(b)
You have had access to such information, if any, concerning the Corporation as you considered necessary in connection with your investment decision to invest in the Offered Securities, including receiving satisfactory answers to any questions you have asked any of the officers of the Corporation.

(c)
You have no contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such Person, or anyone else, the Purchased Securities, or any part thereof, or any interest therein, and you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(d)
You agree that if you decide to offer, sell or otherwise transfer any of the Subject Shares or the Warrants, you will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless:

(i)	the sale is to the Corporation;

(ii)
the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S (or such rule or regulation promulgated by the Securities and Exchange Commission as is then in effect) and in compliance with applicable local laws and regulations; or

(iii)
the sale is made in a transaction that does not require registration under the 1933 Act or any applicable securities laws and regulations governing the offer and sale of securities of any state of the United States;

and, with respect to an offer, sale or transfer made under subparagraph (iii) above you have, prior to such sale, furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation confirming the compliance of such sale with the 1933 Act and applicable state Securities Laws.

(e)	You acknowledge and agree that the Subject Shares and the Warrants will be "restricted securities" as defined in Rule 144(a) of the 1933 Act.

(f)	You will not exercise the Warrants unless at the time of such exercise you are able to make the representation with respect to the Warrant Shares set forth in paragraph 4(C)(h) below.

(g)
You understand and acknowledge that upon the issue of the Subject Shares, the Warrants and the Warrant Shares, each certificate representing such securities, and all certificates issued in exchange therefor or in substitution thereof, will bear, in addition to the legends set out in section (m) hereof, the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUED UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR 144A UNDER THE 1933 ACT, IF APPLICABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE."

provided that if such securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S and provided that the Corporation is a "foreign

- -

issuer" within the meaning of Regulation S at the time of such sale, such legend may be removed by providing a declaration signed by you to the Corporation and to Computershare Investor Services Inc., as registrar and transfer agent, to the effect set forth in schedule E attached hereto (or as the Corporation may prescribe from time to time). The Corporation shall use the reasonable best efforts thereof to cause the registrar and transfer agent of the Corporation to deliver a certificate without the foregoing legend within five Business Days after the date of receipt of such a written declaration. The above legend will be in addition to the legends prescribed by section (m) of this Agreement.

(h)
You understand and acknowledge that upon the issue thereof, and unless and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable United States state securities laws and regulations, the certificates representing any of the Warrants (and all certificates issued in exchange therefor or in substitution thereof) shall bear, in addition to the legends set out in section (m) hereof, as applicable, the following legend:

“THIS WARRANT AND THE SECURITIES DELIVERED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE UNDERLYING SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

(i)	You consent to the Corporation making a notation on its records or giving instructions to any transfer agent of the Corporation in order to implement the restrictions on transfer set forth herein.

(j)
You acknowledge that the Corporation has no obligation or present intention to file a registration statement under the 1933 Act in respect of the Unit Shares, the Warrants or the Warrant Shares and, accordingly, you acknowledge that there are substantial restrictions on the transferability of the Purchased Securities and that it will not be possible to readily liquidate your investment in, the Unit Shares, the Warrants and the Warrant Shares in case of any emergency and you have not been supplied with any of the information that would be found in the applicable registration statement if the Unit Shares, the Warrants or the Warrant Shares were registered under the 1933 Act.

(k)
You are a U.S. Accredited Investor and acknowledge that you are acquiring the Purchased Securities as an investment for your own account or for the account of a U.S. Accredited Investor as to which you exercise sole investment discretion and not with a view to any resale, distribution or other disposition of the Purchased Securities in violation of the securities laws of the United States and you have concurrently executed and delivered a certificate in the form attached as schedule D hereto.

(l)
You understand and agree that the financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles of Canada, which differ in some respects from generally accepted accounting principles of the United States, and therefore may not be comparable to financial statements of United States companies.

(m)	Legends

You acknowledge that the certificates representing the Purchased Securities and, if necessary, the certificates representing the Warrant Shares, will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted]."

and

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES MAY NOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX";

provided that subsequent to the date which is four months and one day after the Closing Date the certificates representing the Purchased Securities or, if applicable, the certificate representing the Warrant Shares, may be exchanged for certificates bearing no such legends.

5.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Subscriber as follows and acknowledges and confirms that the Subscriber is relying upon each of such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

(a)
Incorporation and Organization: The Corporation and each Subsidiary has been continued and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation or continuance and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Warrant Certificates and to carry out the obligations thereof hereunder and thereunder.

(b)
Extra-provincial Registration: The Corporation and each Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)
Authorized Capital: The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of February 27, 2007, 76,860,525 Common Shares were issued and outstanding as fully paid and non-assessable shares.

(d)
Listing: The Common Shares are, and at the time of issue of the Purchased Securities will be, listed on the Stock Exchanges and the Subject Shares will, at the time of issue of the Offered Securities, have been conditionally listed on the Stock Exchanges.

(e)
Certain Securities Law Matters:  The Common Shares are listed only on the Stock Exchanges, the Corporation is a reporting issuer or the equivalent only in the Reporting Provinces and is not in default of any requirement of the Securities Laws of any of such provinces and the

(f)	Common Shares are registered under the Securities Exchange Act of 1934 (United States), as amended.

(g)
Resale of Securities: Neither the Unit Shares nor the Warrant Shares will be subject to a restricted period or statutory hold period under the Securities Laws of the Province of British Columbia, Alberta, Manitoba or Ontario or to any resale restriction under the policies of the Stock Exchanges which extends beyond four months and one day after the Closing Date.

(h)
Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, as at February 28, 2007, for an aggregate of a maximum of 7,454,254 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.

(i)	Rights Plan: The Corporation has adopted a shareholder rights plan.

(j)
No Pre-emptive Rights: The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(k)
Purchased Securities:  The execution of this Agreement and the issue by the Corporation to the Subscriber of the Purchased Securities will be exempt from the registration and prospectus requirements of the Securities Laws of the Offering Jurisdictions.

(l)	Subsidiaries: The Subsidiaries are the only material subsidiaries of the Corporation.

(m)
Capital of Subsidiaries: All of the outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares and are legally and beneficially owned by the Corporation and no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries.

(n)
Issue of Offered Securities: All necessary corporate action has been or will be taken to authorize the issue and sale of, and the delivery of certificates representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Unit Shares will be validly issued as fully paid and non-assessable shares, and the Warrants will be validly issued and, upon the issue thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares.

(o)
Consents, Approvals and Conflicts: None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement or of the Warrant Certificates, the compliance by the Corporation with the provisions of this Agreement and the Warrant Certificates or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Purchased Securities to the Subscriber for the consideration and upon the terms and conditions as set forth herein and the issue of the Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Certificates, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B)

(p)
such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchanges and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the articles or by-laws of the Corporation or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation or any Subsidiary.

(q)
Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Warrant Certificates and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Warrant Certificates and to observe and perform the provisions of this Agreement and the Warrant Certificates in accordance with the provisions hereof and thereof including, without limitation, the issue of the Purchased Securities to the Subscriber for the consideration and upon the terms and conditions set forth herein and the issue of the Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Certificates.

(r)
Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation and upon being executed and delivered the Warrant Certificates will constitute a valid and legally binding obligation of the Corporation.

(s)
Public Disclosure: Each of the documents comprised in the Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to the Corporation and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date hereof. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Warrant Certificates or which would otherwise be material to any Person intending to make an equity investment in the Corporation.

(t)
Timely Disclosure: The Corporation is in compliance with all timely disclosure obligations under the Securities Laws of the Reporting Provinces and, without limiting the generality of the foregoing, there has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or any Subsidiary which has not been publicly disclosed and none of the documents filed by or on behalf of the Corporation pursuant to the

(u)	Securities Laws of the Reporting Provinces contain a misrepresentation (as such term is defined in the Securities Act (Ontario)) at the date of the filing thereof.

(v)
Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

(w)
No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(x)
Financial Statements: The audited consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the auditors' report thereon and the notes thereto, and the unaudited financial statements dated September 30, 2006 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such consolidated financial statements), are substantially correct in every particular and present fairly the financial condition and position of the Corporation on a consolidated basis as at the dates thereof and such consolidated financial statements contain no direct or implied statement of a material fact which is untrue on the date of such consolidated financial statements and do not omit to state any material fact which is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(y)	Changes in Financial Position: Since September 30, 2006 none of:

(i)	the Corporation or any Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore;

(ii)
the Corporation or any Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material;

except in each case as disclosed in the Information.

(z)
Insolvency: Neither the Corporation nor any of the Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become

(aa)	enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(bb)
Taxes and Tax Returns: The Corporation and each Subsidiary has filed or will file all necessary tax returns and notices and has paid or will pay all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of the Corporation or any Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation or any Subsidiary and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(cc)
Compliance with Laws, Licenses and Permits: The Corporation and each Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and none of the Corporation or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation or any Subsidiary.

(dd)
Agreements and Actions: Neither the Corporation nor any Subsidiary is in violation of any term of the articles or by-laws or any constating document thereof. Neither the Corporation nor any Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation or any Subsidiary, neither the Corporation nor any Subsidiary is in default in the payment of any material obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any

(ee)
material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation or any Subsidiary or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or any Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Warrant Certificates or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(ff)
Owner of Property: The Corporation and the Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, all of the material property or assets thereof as described in the Information, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information, and no other property rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted or contemplated to be conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Information, none of the Corporation or any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(gg)
Mineral Rights: The Corporation and the Subsidiaries hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or applicable Subsidiary to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting.

(hh)
Property Agreements: Any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, none of the Corporation or any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

(ii)
No Defaults: None of the Corporation or any Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial

(jj)	or otherwise), capital, property, assets, operations or business of the Corporation or any Subsidiary.

(kk)
Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or any Subsidiary have been accurately reflected in the books and records of the Corporation.

(ll)
Work Stoppage: There has not been, and there is not currently, any labour trouble which is adversely effecting or could adversely effect, in a material manner, the conduct of the business of the Corporation or any Subsidiary.

(mm)	Environmental Compliance: Except as disclosed in the Information:

(i)
to the knowledge of the Corporation, the property, assets and operations of the Corporation and the Subsidiaries comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)
the Corporation and the Subsidiaries do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)
the Corporation and the Subsidiaries have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation and the Subsidiaries do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any Subsidiary or the property, assets, business or operations thereof;

(iv)
the Corporation and the Subsidiaries do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and to the knowledge of the Corporation, there are no Contaminants on any of the premises at which the Corporation or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(v)
the Corporation and the Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(nn)
No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing or, to the knowledge of the Corporation, pending or threatened against or which adversely affect the Corporation or, to any Subsidiary or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or any Subsidiary or the ability of any of them to perform the obligations thereof and none of the Corporation or any Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or any Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Warrant Certificates.

(oo)
Non-Arm's Length Transactions: Except as disclosed in the Information, neither the Corporation nor any Subsidiary owes any amount to, nor has the Corporation or any Subsidiary or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any Person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other Person not dealing at arm's length with the Corporation and the Subsidiaries. No officer, director or employee of the Corporation or any Subsidiary and no Person which is an affiliate or associate of any of the foregoing Persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation or any Subsidiary which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation or any Subsidiary. No officer, director, employee or

(pp)
securityholder of the Corporation or any Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Subsidiary except for claims in the ordinary and normal course of the business of the Corporation or any Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

(qq)	Directed Selling Efforts and General Advertising: The Corporation has not engaged in any "directed selling efforts" as defined in Regulation S or any "general advertising" as defined in Regulation D.

(rr)	Foreign Issuer: The Corporation is a "foreign issuer" which does not have a "substantial U.S. market interest" (as such terms are defined in Regulation S).

6.	Covenants

The Corporation hereby covenants and agrees with the Subscriber as follows:

(a)
Reporting Issuer: The Corporation shall use reasonable best efforts to maintain its status as a "reporting issuer" in, not in default of any requirement of the Securities Laws of, the Reporting Provinces for a period of at least 12 months after the Closing Date.

(b)
Break Fee: If the shareholders of the Corporation do not approve the Offering and the Property Acquisitions, the Corporation shall pay to the Subscriber an amount equal to 3% of the Purchase Price of the Purchased Securities, such amount to be payable in cash or Common Shares.

(c)
Corporate Status: the Corporation shall use reasonable best efforts to remain, for a period of a least 12 months after the Closing Date, a corporation validly subsisting under the laws of its jurisdiction of incorporation or continuance, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction.

(d)
Listing on Stock Exchanges: The Corporation shall use reasonable best efforts to maintain the listing on the Stock Exchanges of the class of shares of which the Subject Shares form a part for a period of at least 18 months after the Closing Date. The Corporation shall obtain from the Stock Exchanges not later than the Closing Date, approval to issue the Purchased Securities. Except for Common Shares issued upon the exchange, exercise or conversion of securities outstanding on the date hereof and pursuant to the Property Acquisitions and any other pre-existing property agreements requiring the issuance of the Corporation’s shares, the Corporation shall not issue, or agree to issue, any Common Shares or any securities exchangeable for, or convertible into, Common Shares at an effective price per Common Share which is less than the Purchase Price during the 60 day period immediately following the Closing Date.

(e)
Securities Filings: Forthwith after the Closing the Corporation shall file such forms and documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Purchased Securities which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed by NI 45-106.

(f)	Performance of Acts: The Corporation shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement.

(g)
Directed Selling Efforts and General Advertising: Prior to the completion of the offering of the Offered Securities, the Corporation will not engage in any "directed selling efforts" as defined in Regulation S or any "general advertising" as defined in Regulation D.

(h)
Use of Proceeds Amount: The Corporation shall use the proceeds of the Offered Securities for the exploration and/or development activities of the Corporation located in the Province of Ontario, the State of Alaska, the State of Nevada and for providing general working capital purposes.

7.	General

(a)
Headings: The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement," "hereof," "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental thereto and any exhibits attached hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to articles, sections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.

(b)	Number and Gender: Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and vice versa.

(c)
Severability: If one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

(d)
Notices: All notices or other communications to be given hereunder shall be delivered by hand or by telecopier, and if delivered by hand, shall be deemed to have been given on the date of delivery or, if sent by telecopier, on the date of transmission if sent before 2:00 p.m. (Vancouver time) and such day is a Business Day or, if not, on the first Business Day following the date of transmission.

(e)	Notices to the Corporation shall be addressed to:

Rubicon Minerals Corporation

800 West Pender Street, Suite 1540

Vancouver, British Columbia V6C 2V6

Attention: David Adamson, President
and Chief Executive Officer

Telecopier: (604) 623-3355

Notices to the Subscriber shall be addressed to the address of the Subscriber set out on the execution pages hereof.

- -

Either the Corporation or the Subscriber may change its address for service aforesaid by notice in writing to the other party hereto specifying its new address for service hereunder.

(f)
Further Assurances: Each party hereto shall from time to time at the request of the other party hereto do such further acts and execute and deliver such further instruments, deeds and documents as shall be reasonably required in order to fully perform and carry out the provisions of this Agreement. The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

(g)	Successors and Assigns: Except as otherwise provided, this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(h)
Entire Agreement: The terms of this Agreement express and constitute the entire agreement between the parties hereto with respect to the subject matter hereof and no implied term or liability of any kind is created or shall arise by reason of anything in this Agreement.

(i)	Time of Essence: Time is of the essence of this Agreement.

(j)	Amendments: The provisions of this Agreement may only be amended with the written consent of all of the parties hereto.

(k)
Survival: Notwithstanding any other provision of this Agreement, the representations, warranties, covenants and indemnities of or by the Corporation contained herein or in any certificate, document or instrument delivered pursuant hereto shall survive the completion of the transactions contemplated by this Agreement.

(l)
Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés en langue anglaise.

(m)
Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

(n)
Counterparts: This Agreement may be executed in two or more counterparts which when taken together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission thereof.

(o)
Facsimile Copies: The Corporation and the Subscriber shall be entitled to rely on a facsimile copy of an executed subscription agreement and acceptance by the Corporation of such facsimile subscription shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms thereof.

If the foregoing is in accordance with your understanding, please sign and return this Agreement together with the other required documents signifying your agreement to purchase the Purchased Securities.

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EXECUTION PAGES

UNITS

TO: RUBICON MINERALS CORPORATION

The undersigned hereby accepts the foregoing and agrees to be bound by the terms set forth herein and, without limitation, agrees that you may rely upon the covenants, representations and warranties of the undersigned contained herein.

DATED as of this    day of ________________, 2007.

Number of Offered Securities to be purchased at $0.70 each:
Aggregate Purchase Price:	$
Name (full legal name of Subscriber) and Residential Address of Subscriber:

(residential address, including postal code)

(telephone number)

(facsimile number)

(email address)
By:
(signature)

(please print name)

(official capacity)
______________________________________

- -

If you are signing this Agreement as agent for a beneficial purchaser and are not a trust company, trust corporation or portfolio manager deemed to be purchasing as principal under NI 45-106, please provide the following information for each beneficial purchaser:

(name of beneficial purchaser)

(residential address and telephone number of beneficial purchaser)

The above-mentioned subscription is hereby accepted by Rubicon Minerals Corporation.

DATED as of this ____________ day of ______________________, 2007.

RUBICON MINERALS CORPORATION By: _______________________________________ Authorized Signing Officer

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Schedule A

RUBICON MINERALS CORPORATION

PRIVATE PLACEMENT OF UNITS

Issuer:	Rubicon Minerals Corporation (the "Corporation").
Issue:
Private placement of 21,428,572 units of the Corporation ("Units"), with each Unit being comprised of one common share of the Corporation and one-half of one transferable warrant, with each warrant being exercisable for one common share of the Corporation at an exercise price of $1.50 per common share for a period of 24 months after the Closing Date (as hereinafter defined) on a best-efforts basis (the "Offering").

Issue Price:	$0.70 per Unit.
Use of Proceeds:
The Corporation will use the proceeds of the Offered Securities for the exploration and/or development activities of the Corporation located in the Province of Ontario, the State of Alaska, the State of Nevada and for providing general working capital purposes.

Listing:	The common shares of the Corporation are listed on Toronto Stock Exchange under the symbol RMX and on the American Stock Exchange under the symbol RBY.
Closing Date:	On or about May 11, 2007, or such other date as is agreed to between the Corporation and the Subscriber (the "Closing Date").
Conditions:	Execution and delivery of subscription agreements containing normal representations and warranties, covenants, conditions and compliance with all applicable legal and regulatory requirements.
Minimum Subscription:	A minimum subscription of $25,000. The Units will be sold in the United States in accordance with Rule 506 of Regulation D or Section 4(2) under the United States Securities Act of 1933, as amended.
Reporting Issuer and Resale:
The Corporation is a reporting issuer under the securities legislation of the Provinces of British Columbia, Alberta, Ontario and Quebec. The common shares of the Corporation comprising part of the Units sold under the Offering, the warrants comprising part of the Units sold under the Offering and the common shares of the Corporation issuable upon the exercise of the warrants comprising part of the Units sold under the Offering will not be subject to any restricted period or statutory hold period which extends beyond four months and one day after the Closing Date.

Press Releases:	Shall comply with Rule 135c.

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Schedule B

ALL SUBSCRIBERS

REGISTRATION AND DELIVERY INSTRUCTIONS

1.	Delivery: Please deliver the certificates representing the Purchased Securities to:

Name

Account reference, if applicable

Contact name

Address, including postal code

Telephone number
2.	Registration: The certificates representing the Purchased Securities which are to be delivered at Closing should be registered as follows:

Name

Account reference, if applicable

Address, including postal code

Words and terms herein with the initial letter or letters thereof capitalized and defined in the Agreement shall have the meanings given to such capitalized words and terms in the Agreement.

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Schedule C

ALL CANADIAN SUBSCRIBERS

IF YOUR SUBSCRIPTION PRICE EXCEEDS $150,000 AND SUBSECTION 4B(b) OF THIS AGREEMENT APPLIES TO YOU, YOU ARE NOT REQUIRED TO COMPLETE AND SIGN THIS CERTIFICATE.

TO: RUBICON MINERALS CORPORATION

CERTIFICATE

In connection with the purchase of units (the "Purchased Securities") of Rubicon Minerals Corporation (the "Corporation"), the undersigned hereby represents, warrants and certifies that:

I. ALL SUBSCRIBERS PURCHASING UNDER THE "ACCREDITED INVESTOR" EXEMPTION OR THE "AFFILIATE" EXEMPTION
1.
the Purchaser (the undersigned or, if the undersigned is purchasing the Purchased Securities as agent on behalf of a disclosed beneficial purchaser, such beneficial purchaser being referred to herein as the "Purchaser") is resident in the Province of British Columbia, Alberta, Manitoba or Ontario or is subject to the securities laws of the Province of British Columbia, Alberta, Manitoba or Ontario;

2.
the Purchaser is purchasing the Purchased Securities as principal or is deemed under National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators ("NI 45-106") to be purchasing the Purchased Securities as principal; and

3.	the Purchaser is (please initial or place a check-mark on the appropriate line below):
(a)
_________ an "accredited investor" within the meaning of NI 45-106, by virtue of satisfying the indicated criterion as set out in appendix "A" to this certificate (YOU MUST ALSO INITIAL OR PLACE A CHECK-MARK ON THE APPROPRIATE LINE IN APPENDIX A ATTACHED TO THIS CERTIFICATE); or

	(b)	_________ an "affiliate" within the meaning of NI 45-106 of the Corporation (see Appendix A to Schedule C for definition of “affiliate”); or
II. BRITISH COLUMBIA, ALBERTA AND MANITOBA SUBSCRIBERS PURCHASING UNDER THE "FAMILY, FRIENDS AND BUSINESS ASSOCIATES" EXEMPTION
4.	the Purchaser is resident in the Province of British Columbia, Alberta, Manitoba or Ontario or is subject to the securities laws of the Province of British Columbia, Alberta, Manitoba or Ontario;
5.	the Purchaser is purchasing the Purchased securities as principal; and
6.	the Purchaser is (please initial or place a check-mark on the appropriate line below):
	(a)	_________ a "director", "executive officer" or "control person" of the Corporation, or of an "affiliate" of the Corporation;
	(b)	_________ a "spouse", parent, grandparent, brother, sister or child of (name of person) a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;
	(c)	_________ a parent, grandparent, brother, sister or child of the spouse of (name of person) a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;
(d)
_________ a close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) of     (name of person) a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

(e)
_________ a close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of      (name of person) a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

(f)
_________ a "founder" of the Corporation or a spouse, parent, grandparent, brother, sister, child, close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) or close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of      (name of person) a founder of the Corporation;

	(g)	_________ a parent, grandparent, brother, sister or child of the spouse of (name of person) a founder of the Corporation;
(h)
_________ a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in subsections 4(a) to 4(g) above; or

	(i)	_________ a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons or companies described in subsections 4(a) to 4(g) above; or
(the terms in quotation marks in items (a), (b) and (f) above have the meanings set out in appendix A attached to this schedule).
III. ONTARIO SUBSCRIBERS PURCHASING UNDER THE "FOUNDER, CONTROL PERSON AND FAMILY" EXEMPTION
7.	the Purchaser is resident in the Province of Ontario or is subject to the securities laws of the Province of Ontario;
8.	the Purchaser is purchasing the Purchased Securities as principal;
9.	the Purchaser is (please initial or place a check-mark on the appropriate line below):
	(a)	_________ a "founder" of the Corporation;
	(b)	_________ an "affiliate" of (name of person) a founder of the Corporation;
	(c)	_________ a "spouse", parent, brother, sister, grandparent or child of (name of person) a director, "executive officer" or "founder" of the Corporation; or
	(d)	_________ a person that is a "control person" of the Corporation.
(the terms in quotation marks in items (a), (b), (c) and (d) above have the meanings set out in appendix A attached to this schedule).
The above representations and warranties will be true and correct both as of the execution of this certificate and as of the closing time of the purchase and sale of the Purchased Securities and acknowledges that they will survive the completion of the issue of the Purchased Securities.

The undersigned acknowledges that the foregoing representations and warranties are made by the undersigned with the intent that they be relied upon in determining the suitability of the Purchaser as a purchaser of the Purchased Securities and that this certificate is incorporated into and forms part of the Subscription Agreement and the undersigned undertakes to immediately notify the Corporation of any change in any statement or other information relating to the Purchaser set forth herein which takes place prior to the closing time of the purchase and sale of the Purchased Securities.

Dated: ________________________, 2007.
Print name of Purchaser (or person signing as agent)

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By:

Signature

Title

(please print name of individual whose signature appears above, if different from name of Purchaser or agent printed above)

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Appendix A to Schedule C

Accredited Investor - (defined in NI 45-106) means:

(a)	a Canadian financial institution or an authorized foreign bank named in Schedule III of the Bank Act (Canada),
(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),
(c)
a subsidiary of any person referred to in paragraph (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

(d)
a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),
(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada,
(g)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l' le de Montréal or an intermunicipal management board in Quebec,

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,
(j)
an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

(k)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000,
(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,
(n)	an investment fund that distributes or has distributed its securities only to
(i) a person that is or was an accredited investor at the time of the distribution,
(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] and 2.19 [Additional investment in investment funds] of NI 45-106, or

	(iii)	a person described in paragraph (i) or (ii) immediately above that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,
(o)
an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt,

(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

(q)	a person acting on behalf of a fully managed account managed by that person, if that person
	(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and
	(ii)	In Ontario, is purchasing a security that is not a security of an investment fund,
(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,
(t)
a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or
(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator as
	(i)	an accredited investor, or
	(ii)	an exempt purchaser in British Columbia or Alberta.
NOTE:	The investor must initial or place a check-mark beside the portion of the above definition applicable to the investor.

For the purposes hereof:
(w)	"Canadian financial institution" means
(i)

an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of the Cooperative Credit Associations Act (Canada), or

(ii)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(x)

"control person" has the meaning ascribed to that term in securities legislation except in Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories and Nunavut where "control person" means any person that holds or is one of a combination of persons that hold

	(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or
	(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;
(y)	"eligibility adviser" means
(i)

a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii)

in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

		(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and
(B)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(z)	"executive officer" means, for an issuer, an individual who is
	(i)	a chair, vice-chair or president,
	(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production,
	(iii)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or
	(iv)	performing a policy-making function in respect of the issuer;
(aa)	"financial assets" means (i) cash, (ii) securities or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
(bb)	"founder" means, in respect of an issuer, a person who,
	(i)	acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and
	(ii)	at the time of the trade is actively involved in the business of the issuer;
(cc)

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(dd)	"investment fund" has the meaning ascribed thereto in National Instrument 81-106 - Investment Fund Continuous Disclosure;

(ee)	"person" includes
	(i)	an individual,
	(ii)	a corporation,
	(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and
	(iv)	an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;
(ff)	"related liabilities" means
	(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or
	(ii)	liabilities that are secured by financial assets.
(gg)	"spouse" means, an individual who,
	(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,
	(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or
(iii)

in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(hh)	"subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;
Affiliated Entities and Control
1. An issuer is considered to be an affiliate of another issuer if one of them is the subsidiary of the other, or if each of them is controlled by the same person.

2.  A person (first person) is considered to control another person (second person) if

(a)  the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation,

(b)  the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests in the partnership, or

(c)  the second person is a limited partnership and the general partner of the limited partnership is the first person.

All monetary references are in Canadian Dollars

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Schedule D

U.S. SUBSCRIBERS

TO: RUBICON MINERALS CORPORATION

CERTIFICATE

In connection with the purchase of units (the "Purchased Securities") of Rubicon Minerals Corporation (the "Corporation") by the undersigned as principal for its own account or as agent on behalf of a disclosed beneficial purchaser who is purchasing the Purchased Securities as principal for its own account (the undersigned or, if the undersigned is purchasing the Purchased Securities as agent on behalf of a disclosed beneficial purchaser who is purchasing the Purchased Securities as principal for its own account, such beneficial purchaser being referred to herein as the "Purchaser"), the undersigned hereby represents, warrants and certifies that the Purchaser is a U.S. Person and satisfies one or more of the categories indicated below (please initial the appropriate line below):

(a)

an organization described in section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Offered Securities, with total assets in excess of US$5,000,000;

(b)	a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of the purchase of the Purchased Securities exceeds US$1,000,000;
(c)

a natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(d)

a trust that (a) has total assets in excess of US$5,000,000, (b) was not formed for the specific purpose of acquiring the Offered Securities, and (c) is directed in its purchase of Offered Securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in Offered Securities;

(e)	an investment company registered under the Investment Company Act of 1940 (United States) or a business development company as defined in section 2(a)(48) of that Act;
(f)	a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958 (United States);
(g)	private business development company as defined in section 202(a)(22) of the Investment Advisers Acts of 1940 (United States); or
(h)	an entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

Dated: ___________________________, 2007.

Print name of Purchaser

By:
Signature

Title

(please print name of individual whose signature appears above, if different from name of purchaser printed above)

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Schedule E

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:  RUBICON MINERALS CORPORATION
AND TO: COMPUTERSHARE INVESTOR SERVICES INC.

DECLARATION

The undersigned (A) represents and warrants that the sale of the securities of Rubicon Minerals Corporation (the "Corporation") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined in the 1933 Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the undersigned and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange and neither the undersigned nor any person acting on behalf thereof knows or has any reason to believe that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling (as such term is defined in Regulation S under the 1933 Act) efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the 1933 Act, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

Dated:  ____________________   ________________________
Name of Seller

By: _____________________
Name:
Title: